SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: January 10, 2006	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. David Pasquale The Ruth Group 646-536-7006 dpasquale@theruthgroup.com

CHIPMOS ANNOUNCES NT$6 BILLION SYNDICATED LOAN AGREEMENT

Hsinchu, Taiwan, January 10, 2006 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS”) (Nasdaq: IMOS) announced today that its majority owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), has signed a syndicated loan agreement with a bank syndicate consisting of ten local banks in Taiwan. The proceeds of the loan will be used by ChipMOS Taiwan for its capacity expansion of flash memory, LCD TV peripheral IC and construction of new manufacturing facilities. Mr. S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, together with representatives from the bank syndicate were present at the signing ceremony held in Hsinchu, Taiwan. The facility amount was raised to NT$6 billion due to the loan solicitation was met with much enthusiasm as subscription exceeded its original NT$5 billion.

The five-year floating-rate loan provides a NT$6 billion (approximately US$ 182.6 million) credit line to ChipMOS Taiwan. All of the ten participating banks are acting as the co-lead managers of the syndicate. The ten banks are Hsinchu International Bank, Taiwan Cooperative Bank, Taishin International Bank, Bank of Taiwan, Hua Nan Commercial Bank, Land Bank of Taiwan, Fuhwa Commercial Bank, Chang Hwa Bank, First Commercial Bank, and The Farmers Bank of China.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “I would like to express my appreciation to Hsinchu International Bank, Taiwan Cooperative Bank and the other eight banks for their confidence in and support of ChipMOS and the management team. The purpose of this facility is to fund part of the required capital expenditure investments in 2006 to support our existing customers, new programs scheduled to be rolled out this year and the overall expected growth. Last year we successfully revised and extended our existing long-term contracts with certain customers and also entered into a new agreement with one of our key customers. In order to support the currently anticipated demands under those agreements, we need to expand our capacity of wafer sorting and final testing platforms for flash memory, 12-inch wafer assembly lines, COF assembly/testing and gold bumping production lines for LCD TV driver IC. We also currently intend to gradually expand our high-speed testing and assembly lines for DDR II memory based on our customers’ progress.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com.tw ) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.